AM 3/20/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

02019988

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2002 WASH. D.C. 143

SEC FILE NUMBER
8-51746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Instinet Fixed Income Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Clancy 212-310-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet Fixed Income Inc., as of December 31, ~~19~~ xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAWN VOLPONI
Notary Public, State of New York
No. 01VO6042225
Qualified in Queens County
Commission Expires May 22, 2002

Dawn Volponi
Notary Public
2/27/02

Michael Clancy
Signature

Senior Vice President / CAO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet Fixed Income, Inc.

(A wholly owned subsidiary of Instinet Group, Inc.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Instinet Fixed Income, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Instinet Fixed Income, Inc. (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 22, 2002

Instinet Fixed Income, Inc.
(A wholly owned subsidiary of Instinet Group, Inc.)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 10,613,590
Fixed assets (net of accumulated depreciation of $464,244)	1,442,084
Receivable from affiliates	612,031
Receivable from affiliated clearing broker	40,155
Other assets	290,162
Total assets	$ 12,998,022
Liabilities and Stockholder's Equity	
Deferred tax liability	$ 136,211
Payable to affiliates	13,887
Accrued compensation, accrued expenses and other liabilities	3,993,707
Total liabilities	4,143,805
Stockholder's equity	
Capital stock, par value $.01 per share; authorized 100 shares, issued and outstanding 100 shares	1
Additional paid-in capital	34,999,999
Accumulated deficit	(26,145,783)
Total stockholder's equity	8,854,217
Total liabilities and stockholder's equity	$ 12,998,022

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Instinet Fixed Income, Inc. ("the Company") is a wholly owned subsidiary of Instinet Global Holdings, Inc., which is a wholly owned subsidiary of Instinet Group Incorporated ("Instinet") who is ultimately majority owned by Reuters Group PLC ("Reuters"). The Company was incorporated on October 14, 1998 and is registered as a broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company provides agency brokerage services, for banks and broker-dealers trading in U.S. government securities, primarily through an automated real time trading system.

2. Significant Accounting Policies

Accounting estimates
The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Transaction fees
Securities brokerage transactions are recorded on a trade date basis.

Depreciation
Computer equipment is being depreciated over the estimated useful lives of three to five years using the straight-line method.

Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Software costs
Costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed.

3. Income Taxes

The Company, together with Instinet's subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from Instinet Corporation the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with Instinet. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Benefits that are used in the consolidated income tax returns are included as a reduction of the corresponding payable to affiliate in the statement of financial condition.

4. Related Party Transactions

Pursuant to an operating agreement, Instinet Corporation provides the Company with all operational, management and administrative personnel, facilities, and other services necessary to conduct its

securities-processing business. In addition, Instinet Clearing Services, Inc., an affiliate, acts as clearing broker for the customer activity of the Company.

Substantially all employees of the Company participate in the Instinet stock option plan which was adopted in February 2000, and in various Reuters retirement plans. Certain employees also participate in a long-term performance-based incentive compensation plan, (together the "Instinet Plans").

Activities of the Company are substantially governed by Instinet who provides ongoing administrative and financial support. Therefore, the Company's financial condition may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

5. Net Capital Requirement

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that they maintain minimum net capital, as defined, of $250,000.

The Company had net capital of $6,133,042 at December 31, 2001 which was in excess of the required net capital by $5,883,042.

The Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments are short term in nature and bear interest at current market rates.

7. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is exposed to credit risk from third parties that owe the Company money, securities or other obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. If the Company's customers fail to meet their obligation the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. Adverse movements in the prices of securities that are the subject of these open transactions can increase the Company's credit risk. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings.